METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800	Facsimile 214-523-3838
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	214-969-7635
smetzger@pmklaw.com	214-969-7600
www.pmklaw.com
July 7, 2006
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn:     Angela J. Halac, Staff Accountant (AD-9)

Re:	The Heritage Organization, Inc. (Commission
File No. 000-21951); Form 8-K Current Report for event
occurring March 1, 2006 filed on May 16, 2006; Item 4.01
Ladies and Gentlemen:
     On behalf of The Heritage Organization, Inc., a Colorado corporation (“Heritage”) this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of Heritage in response to a letter of comments of the Staff of the Securities and Exchange Commission dated May 19, 2006. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag
Enclosures

cc:	Vickie A. Walker
The Heritage Organization, Inc.
P.O. Box 910
Addison, TX 75001

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated May 19, 2006, with respect to
Item 4.01, Form 8-K Current Report
for event occurring March 1, 2006
as filed on May 16, 2006 of
The Heritage Organization, Inc.
Commission File No. 000-21951
     The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated May 19, 2006, with respect to Item 4.01 of Form 8-K Current Report, filed May 16, 2006 of The Heritage Organization, Inc. For convenience, each comment of the Staff is restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text in the Form 8-K, as applicable, and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, The Heritage Organization, Inc. is referred to as the “Registrant” or the “Issuer” or the “Company” or “Heritage.”
     Comment/Observation No. 1.      Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.
     Response to Comment/Observation No. 1.      Contemporaneously with the filing of this letter, a Form 8-K/A amending Item 4.01 has been filed with the Commission which indicates that the former accountant declined to stand for re-election. In fact, representatives of the Registrant and the former accountant had numerous discussions, and the former accountant advised that it would cease to be the independent registered public accountant for the Registrant as soon as the Registrant was able to engage a new independent registered public accountant. That concept has the effect of declining to stand for re-election.
     Comment/Observation No. 2.      Please file an updated letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-B.
     Response to Comment/Observation No. 2.      Attached to the Form 8-K/A filed contemporaneously with this letter is an “updated letter” from the former accountant advising whether the accountant agrees with the Item 304 disclosures.

THE HERITAGE ORGANIZATION, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of The Heritage Organization, Inc., a Colorado corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated May 19, 2006, does hereby acknowledge on behalf of the Company that:
     1.      The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2.      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
     3.      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 7th day of July, 2006.

THE HERITAGE ORGANIZATION, INC.
By:	/s/ Vickie A. Walker
Vickie A. Walker, President, Secretary-
Treasurer and Director (Principal Executive Officer and Chief Financial and Accounting Officer)